PROSPECTUS	Filed pursuant to Rule 424(b)(4)
Registration No. 333-239733

ReWalk Robotics Ltd.

2,765,436 Ordinary Shares
Issuable upon Exercise of Outstanding Warrants
to Be Sold by Selling Shareholders

We are not selling any ordinary shares under this prospectus and will not receive any proceeds from the sale of shares listed in this prospectus. This prospectus relates only to the resale, from time to time, of up to 2,765,436 ordinary shares, par value NIS 0.25 per share, which are issuable upon the exercise of certain warrants held by the selling shareholders named in this prospectus (including shares that may be issued to the holder in lieu of fractional shares). The warrants include (i) warrants to purchase up to 2,469,139 ordinary shares, which were issued in our private placement of warrants on July 6, 2020, pursuant to a securities purchase agreement between us and the investors party thereto, dated July 1, 2020, and (ii) warrants to purchase up to 296,297 ordinary shares, which were issued to designees of the placement agent of such private placement as compensation for its services.

We have issued this prospectus solely to enable the selling shareholders, after exercising their warrants for cash, to receive the underlying ordinary shares free of restrictions on resale. While we will not receive any proceeds from the sale of shares covered by this prospectus, we will receive the proceeds of any warrants exercised for cash in the future, which will total up to approximately $5.0 million based on the warrants’ exercise prices.

The selling shareholders may offer and sell the shares from time to time at varying prices and in a number of different ways as each selling shareholder may determine through public or private transactions or through other means described under “Plan of Distribution.” Each selling shareholder may also sell shares under Rule 144 under the Securities Act of 1933, as amended, to the extent available pursuant to the restrictions thereunder, rather than under this prospectus.

The selling shareholders will bear all commissions, discounts and concessions, if any, attributable to the sale or disposition of the shares. Other than in connection with our indemnification obligations with respect to the selling shareholders, we will bear only the costs, expenses and fees in connection with the registration of the shares. We will not be paying any underwriting commissions or discounts in offerings under this prospectus. For more information, see “Plan of Distribution.”

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “RWLK.” The last reported sales price of our ordinary shares on the Nasdaq Capital Market on July 13, 2020 was $1.24 per ordinary share.

We are a “smaller reporting company,” as defined under the federal securities laws and, as such, we may continue to elect to comply with certain reduced public company reporting requirements in future reports.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

None of the Securities and Exchange Commission, the Israel Securities Authority or any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated July 14, 2020

TABLE OF CONTENTS

_________________

This prospectus relates to the resale from time to time by selling shareholders of 2,765,436 ordinary shares issuable upon the exercise of certain outstanding warrants. Before buying any of the ordinary shares that the selling shareholders are offering, we urge you to carefully read this prospectus. These documents contain important information that you should consider when making your investment decision.

You should rely only on the information we have provided in this prospectus. We have not authorized anyone to provide you with different information. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representation. You should assume that the information in this prospectus is accurate only as of the dates on the front of this prospectus.

For investors outside the United States: We have not done anything that would permit offerings under this prospectus, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ordinary shares and the distribution of this prospectus outside of the United States.

Unless the context clearly indicates otherwise, references in this prospectus to “we,” “our,” “ours,” “us,” “the Company” and “ReWalk” refer to ReWalk Robotics Ltd. and its subsidiaries.
_________________

i

SUMMARY

This summary is not complete and does not contain all of the information that you should consider before investing in the securities offered by this prospectus. You should read this summary together with the entire prospectus carefully, including “Risk Factors” and our consolidated financial statements and the related notes, before making an investment decision.

Overview

We are an innovative medical device company that is designing, developing and commercializing robotic exoskeletons that allow individuals with mobility impairments or other medical conditions the ability to stand and walk once again. We have developed and are continuing to commercialize our ReWalk Personal and ReWalk Rehabilitation devices for individuals with Spinal Cord Injury, or SCI Products, which are exoskeletons designed for individuals with paraplegia that use our patented tilt-sensor technology and an on-board computer and motion sensors to drive motorized legs that power movement. We began marketing ReWalk Rehabilitation for use in hospitals, rehabilitation centers and stand-alone training centers in the United States and Europe in 2011, and we received FDA clearance to market ReWalk Personal in the United States in June 2014. We have also developed and began commercializing our ReStore device in June 2019, following receipt of CE mark and FDA clearance in the second quarter of 2019. ReStore is a powered, lightweight soft exo-suit intended for use in the rehabilitation of individuals with lower limb disability due to stroke. Our principal markets are the United States and Europe. In Europe, we have a direct sales operation in Germany and the United Kingdom and work with distribution partners in certain other major countries. We operate our business from our offices in Marlborough, Massachusetts, Berlin, Germany and Yokneam, Israel.

Corporate Information

We were incorporated in 2001 under the laws of the State of Israel. Our principal executive offices are located at 3 Hatnufa St., Floor 6, Yokneam Ilit 2069203, Israel, and our telephone number is +972 (4) 959-0123. Our website address is www.rewalk.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. We have included our website address in this prospectus solely for informational purposes. We have irrevocably appointed our subsidiary, ReWalk Robotics Inc., which is incorporated in Delaware, as our agent to receive service of process in any action against us in any U.S. federal or state court. The address of ReWalk Robotics Inc. is 200 Donald Lynch Blvd., Marlborough, MA 01752, and its telephone number is (508) 251-1154.

ReWalk® is our registered trademark in Israel and in the United States and Restore™ is our registered trademark in Europe and the United States. Other trademarks and service marks appearing in this prospectus are the property of their respective holders.

Outstanding Warrants Issued in the July 2020 Warrants Private Placement

The shares offered in this prospectus relate to the resale by selling shareholders of an aggregate of 2,765,436 ordinary shares issuable upon the exercise of outstanding warrants, which were issued in our private placement of warrants on July 6, 2020 (the “July 2020 Warrants Private Placement”). These include:

•
warrants to purchase up to 2,469,139 ordinary shares at an exercise price of $1.76 (the “July 2020 Institutional Warrants”), which were issued to institutional investors pursuant to a securities purchase agreement between us and the investors party thereto, dated July 1, 2020 (the “Purchase Agreement”); and

•
warrants to purchase up to 296,297 ordinary shares at an exercise price of $2.2781 per share (the “July 2020 HCW Warrants”), which were issued to designees of H.C. Wainwright & Co., LLC (“H.C. Wainwright”), the placement agent of the July 2020 Warrants Private Placement, as compensation for its services.

We refer to the July 2020 Institutional Warrants and the July 2020 HCW Warrants in this prospectus collectively as the “July 2020 Warrants.” All July 2020 Warrants were issued pursuant to the exemption from the registration requirements in Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Regulation D thereunder. We are filing the registration statement on Form S-1, of which this prospectus is a part, to enable the holders of the July 2020 Warrants to receive the underlying ordinary shares free of restrictions on resale after exercising the warrants for cash,, as well as to satisfy our resale registration obligations under the Purchase Agreement to the institutional investors holding the July 2020 Institutional Warrants.

We also sold 4,938,278 ordinary shares to institutional investors pursuant to the Purchase Agreement, using our registration statement on Form S-3 (File No. 333-231305), which were issued concurrently with the July 2020 Institutional Warrants on July 6, 2020 (the “July 2020 Registered Direct Offering”).

The Offering

Securities offered by the selling shareholders	2,765,436 ordinary shares issuable upon exercise of the outstanding July 2020 Warrants.

Ordinary shares outstanding before this offering	19,138,963 ordinary shares, based on the number of shares outstanding as of July 6, 2020, (which includes 4,938,278 ordinary shares issued on July 6, 2020 in the July 2020 Registered Direct Offering).

Ordinary shares to be outstanding after this offering	21,904,399 shares (assuming the exercise of all the outstanding July 2020 Warrants and the resale of all underlying ordinary shares by the selling shareholders in offerings under this prospectus).

Use of proceeds
We will not receive any proceeds from the sale of ordinary shares by the selling shareholders. We will, however, receive the proceeds of any Warrants exercised for cash in the future. Such net proceeds will be up to approximately $5.0 million, based on the July 2020 Warrants’ exercise prices.  See “Use of Proceeds” in this prospectus.

Dividend policy	We have never declared or paid any cash dividends on our ordinary shares. We do not anticipate paying any cash dividends in the foreseeable future.

Risk factors
You should carefully consider the risk factors described in the section of this prospectus entitled “Risk Factors,” together with all of the other information included in this prospectus, before deciding to purchase our ordinary shares.

Ordinary Shares Outstanding and Other Outstanding Warrants

The total number of ordinary shares we disclose as outstanding before this offering excludes all 2,765,436 ordinary shares underlying the July 2020 Warrants, and the total number of shares we disclose as outstanding after this offering assumes that the selling shareholders will exercise all July 2020 Warrants prior to reselling the ordinary shares issued upon such exercises. Additionally, unless otherwise stated in this prospectus, the total number of ordinary shares outstanding both before and after this offering is based on 19,138,963 shares outstanding as of July 6, 2020 (which includes 4,938,278 ordinary shares issued on July 6, 2020 in the July 2020 Registered Direct Offering) and excludes:

●
as of June 30, 2020, 1,963,723 ordinary shares reserved for issuance under our equity incentive plans, of which there were outstanding options to purchase 73,211 ordinary shares at a weighted average exercise price of $39.4 per share, (ii) 330,761 ordinary shares underlying unvested restricted stock units (“RSUs”), and (iii) 1,559,751 ordinary shares available for future grant;

●
as of July 6, 2020, 97,496 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $118.75, which were issued on November 1, 2016 in a follow-on underwritten public offering and are exercisable until November 1, 2021, subject to the terms thereof (the “November 2016 Oppenheimer Warrants”);

●
as of July 6, 2020, 6,679 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $7.50 per share, which were granted on December 31, 2015 and December 28, 2016 to Kreos Capital V (Expert Fund) Limited (“Kreos V”), and are currently exercisable (in whole or in part) until the earlier of (i) December 30, 2025 or (ii) an “M&A Transaction,” as defined in the warrant;

●
as of July 6, 2020, 126,839 ordinary shares issued upon the exercise of warrants to purchase ordinary shares at an exercise price of $7.5 per share, which were issued on November 20, 2018 in a follow-on underwritten public offering and may be exercised until November 20, 2023, subject to the terms thereof (the “November 2018 Common Warrants”);

●
as of July 6, 2020, 106,680 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $9.375 per share, which were issued to the underwriters of a separate follow-on underwritten public offering on November 20, 2018 and may be exercised until November 15, 2023, subject to the terms thereof (the “November 2018 HCW Warrants”);

●
as of July 6, 2020, 45,600 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $7.1875 per share, which were issued to the exclusive placement agents in a follow-on “best efforts” public offering on February 25, 2019 and may be exercised until February 21, 2024, subject to the terms thereof (the “February 2019 HCW Warrants”);

●
as of July 6, 2020, 408,457 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $5.14 per share, which were issued to certain institutional purchasers in a private placement on April 5, 2019 and may be exercised until October 7, 2024, subject to the terms thereof (the “April 2019 Institutional Warrants”);

●
as of July 6, 2020, 49,015 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $6.503125 per share, which were issued to the exclusive placement agents in the private placement on April 5, 2019 and may be exercised until April 3, 2024, subject to the terms thereof (the “April 2019 HCW Warrants”);

●
as of July 6, 2020, 1,464,665 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $7.50 per share, which were issued to certain institutional purchasers in a private placement on June 5 and 6, 2019 and may be exercised until June 5, 2024, subject to the terms thereof (the “June 2019 Private Placement Warrants”);

●
as of July 6, 2020, 87,880 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $9.375 per share, which were issued to designees of the placement agent in the private placement on June 5 and 6, 2019 and may be exercised until June 5, 2024, subject to the terms thereof (the “June 5, 2019 HCW Warrants”);

●
as of July 6, 2020, 416,667 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $6.00 per share, which were issued to certain institutional investors in a private placement of warrants on June 12, 2019 (concurrent with our registered direct offering of ordinary shares) and may be exercised until December 12, 2024, subject to the terms thereof (the “June 2019 Institutional Warrants”);

●
as of July 6, 2020, 50,000 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $7.50 per share, which were issued to designees of the placement agent in the private placement on June 12, 2019 and may be exercised until June 10, 2024, subject to the terms thereof (the “June 12, HCW Warrants”);

●
as of July 6, 2020, 4,343,500 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $1.25 per share, which were issued in a follow-on “best efforts” public offering on February 10, 2020 and may be exercised until February 5, 2025, subject to the terms thereof (the “February 2020 Common Warrants”); and

●
as of July 6, 2020, 336,000 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $1.5625 per share, which were issued to designees of the placement agent in the follow-on “best efforts” public offering on February 10, 2020 and may be exercised until February 5, 2025, subject to the terms thereof (the “February 2020 HCW Warrants”).

RISK FACTORS

An investment in our ordinary shares involves risks. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. If any of these risks occur, the value of our ordinary shares and our other securities may decline. You should carefully consider the risk factors set forth in our annual report on Form 10-K for the fiscal year ended December 31, 2019 and the other information contained or incorporated by reference in this prospectus or any applicable prospectus supplement hereto, before making a decision to invest in our securities. See “Incorporation of Certain Documents by Reference.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements may include projections regarding our future performance and, in some cases, can be identified by words like “anticipate,” “assume,” “believe,” “could,” “seek,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms.

These forward-looking statements are based on our management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict, and many of which are outside of our control. Important factors that could cause our actual results, levels of activity or performance to differ materially from those indicated in the forward-looking statements include, among others:

•
our management’s conclusion, and our independent registered public accounting firm’s statement in its opinion relating to our consolidated financial statements for the fiscal year ended December 31, 2019, that there is a substantial doubt as to our ability to continue as a going concern;

•	the current coronavirus (COVID-19) pandemic has adversely affected and may continue to affect adversely business and results of operations;
•	our ability to have sufficient funds to meet certain future capital requirements, which could impair our efforts to develop and commercialize existing and new products;
•	our ability to maintain compliance with the continued listing requirements of the Nasdaq Capital Market and the risk that our ordinary shares will be delisted if we cannot do so;
•	our ability to establish a pathway to commercialize our products in China;
•	our ability to maintain and grow our reputation and the market acceptance of our products;
•	our ability to achieve reimbursement from third-party payors for our products;
•	our limited operating history and our ability to leverage our sales, marketing and training infrastructure;
•	our expectations as to our clinical research program and clinical results;
•	our expectations regarding future growth, including our ability to increase sales in our existing geographic markets and expand to new markets;
•	our ability to obtain certain components of our products from third-party suppliers and our continued access to our product manufacturers;
•	our ability to repay our secured indebtedness;
•	our ability to improve our products and develop new products;
•	the outcome of ongoing shareholder class action litigation relating to our initial public offering, or the IPO;
•
our compliance with medical device reporting regulations to report adverse events involving our products, which could result in voluntary corrective actions or enforcement actions such as mandatory recalls, and the potential impact of such adverse events on ReWalk’s ability to market and sell its products;

•	our ability to gain and maintain regulatory approvals;
•	our expectations as to the results of the FDA, potential regulatory developments with respect to our mandatory 522 postmarket surveillance study;
•	our ability to maintain adequate protection of our intellectual property and to avoid violation of the intellectual property rights of others;
•	the risk of a cybersecurity attack or breach of our IT systems significantly disrupting our business operations;
•	the impact of substantial sales of our shares by certain shareholders on the market price of our ordinary shares;
•	our ability to use effectively the proceeds of our offerings of securities;

•	the risk of substantial dilution resulting from the periodic issuances of our ordinary shares;
•	the impact of the market price of our ordinary shares on the determination of whether we are a passive foreign investment company; and
•
other risks discussed in “Part I. Item 1A. Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (“2019 Form 10-K") and “Part II. Item 1A. Risk Factors” in our quarterly report on Form 10-Q  for the period ended March 31, 2020 (“Q1 2020 Form 10-Q”) and other documents subsequently filed with the SEC by us, which are incorporated by reference into this prospectus.

You should not put undue reliance on any forward-looking statements. Any forward-looking statement made in this prospectus or any document incorporated by reference herein speaks only as of the date of the particular statement. Factors or events that could cause our actual results to differ from such forward-looking statements may emerge from time to time, and it is not possible for us to predict all of them. Except as required by law, we undertake no obligation to update any forward-looking statements publicly for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, whether as a result of new information, future developments or otherwise.

USE OF PROCEEDS

We are not selling any ordinary shares under this prospectus and will not receive any proceeds from the sale of shares listed in this prospectus. We will, however, receive the proceeds of any July 2020 Warrants exercised for cash in the future. Such net proceeds will be up to approximately $5.0 million, based on the July 2020 Warrants’ exercise prices.

We intend to use the net proceeds from offerings under this prospectus for the following purposes:

(i)
sales, marketing and reimbursement expenses related to market development activities of our ReStore device, broadening third-party payor coverage for the ReWalk Personal device and commercializing our new product lines added through distribution agreements;

(ii)
research and development costs related to our products maintenance as well as developing our lightweight exo-suit technology for potential home rehab with tele-heath features, as well as continued development of our spinal cord injury device; and

(iii)	general corporate purposes.

We will not be paying any underwriting discounts or commissions in offerings under this prospectus. The selling shareholders will bear discounts or commissions, if any, attributable to the sale or disposition of the shares. Other than in connection with our indemnification obligations with respect to the selling shareholders, we will bear all costs, expenses and fees in connection with the registration of the shares (which do not include the fees and expenses of any selling shareholder counsel).

DESCRIPTION OF OUR ORDINARY SHARES

This description is a summary and is qualified in its entirety by reference to the third amended and restated articles of association, or the Articles of Association, a copy of which is filed as Exhibit 3.1 to our 2019 Form 10-K.

General

Our authorized share capital currently consists solely of 60,000,000 ordinary shares, par value NIS 0.25 per share. 19,138,963 ordinary shares were issued and outstanding as of July 6, 2020.

All of our issued and outstanding ordinary shares are validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.

For information about deduction of the withholding tax or other duties from dividend payments, see “Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” and “Item 1A. Risk Factors. Risks Relating to Our Incorporation and Location in Israel” of our 2019 Form 10-K.

Ordinary Shares

Quorum requirements

The quorum required for our general meetings of shareholders consists of at least two holders of our ordinary shares present in person or by proxy and holding among them at least 33 1/3% of the total outstanding voting rights.

Vote Requirements

Pursuant to our Articles of Association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. Shareholders may vote at a general meeting either in person, by proxy or by written ballot.

Our Articles of Association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Israel Companies Law, 5799-1999, or the Israel Companies Law, or by our Articles of Association. Under the Israel Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if not extraordinary) requires special approval. For more information, see our Registration Statement on Form 8-A as filed with the SEC on September 2, 2014 under the heading “Item 1. Description of Registrant’s Securities to be Registered.” Under our Articles of Association, the alteration of the rights, privileges, preferences or obligations of any class of our shares requires a simple majority vote of all classes of shares voting together as a single class at a shareholder meeting. Our Articles of Association also require that the removal of any director from office (other than our external directors) or the amendment of the provisions of our amended articles relating to our staggered board requires the vote of 65% of the total voting power of our shareholders. In addition, the voluntary winding up, or approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Israel Companies Law, requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by voting deed and voting on the resolution.

 Preferred Stock

We may, from time to time, by shareholders resolution, provide for shares with such preferred or deferred rights or rights of redemption or other special rights and such restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise, as may be stipulated in such resolution (subject to the provisions of the Israel Companies Law). The rights of the holders of ordinary shares will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. As of July 6, 2020, we had no shares of preferred stock outstanding.

Transfer of Shares; Share Ownership Restrictions

Our fully paid ordinary shares are issued in registered form and may be freely transferred under our Articles of Association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our Articles of Association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors.

Under our Articles of Association, our board of directors must consist of not less than five but no more than thirteen directors, including two external directors as and if required by the Israel Companies Law. Pursuant to our Articles of Association, other than the external directors, for whom special election requirements apply under the Israel Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares, participating and voting at the relevant meeting. In addition, our directors, other than the external directors, are divided into three classes that are each elected at a general meeting of our shareholders every three years, in a staggered fashion (such that one class is elected each year), and serve on our board of directors unless they are removed by a vote of 65% of the total voting power of our shareholders at a general or special meeting of our shareholders or upon the occurrence of certain events, in accordance with the Israel Companies Law and our Articles of Association. In addition, our Articles of Association allow our board of directors to appoint new directors and appoint directors to fill vacancies on the board of directors to serve for a term of office equal to the remaining period of the term of office of the directors(s) whose office(s) have been vacated.

External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances and may be removed from office pursuant to the terms of the Israel Companies Law. Pursuant to regulations promulgated under the Israel Companies Law, as a company that does not have a controlling shareholder and that complies with U.S. securities laws and the corporate governance rules of the Nasdaq Stock Market, we are permitted to “opt out” of the requirement to appoint external directors. In February 2018, we opted out of the requirement to have external directors.

Dividend and Liquidation Rights

Subject to the Israel Companies Law, we may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Israel Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our Articles of Association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Israel Companies Law, a company may make a distribution of dividends out of its profits on the condition that there is no reasonable concern that the distribution may prevent the company from meeting its existing and expected obligations when they fall due. The Israel Companies Law defines such profit as retained earnings or profits accrued in the last two years, whichever is greater, according to the last reviewed or audited financial statements of the company, provided that the date of the financial statements is not more than six months before the distribution.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Exchange Controls

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year and no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our Articles of Association as extraordinary general meetings. Our board of directors may call extraordinary general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Israel Companies Law provides that our board of directors is required to convene an extraordinary general meeting upon the written request of (i) any two of our directors or one-quarter of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) five percent or more of our outstanding issued shares and one percent of our outstanding voting power or (b) five percent or more of our outstanding voting power.

Subject to the provisions of the Israel Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting. Furthermore, the Israel Companies Law requires that resolutions regarding the following matters be passed at a general meeting of our shareholders:

•	amendments to our Articles of Association;
•	appointment or termination of our auditors;
•	appointment of external directors;
•	approval of certain related party transactions;
•	increases or reductions of our authorized share capital;
•	a merger; and
•
the exercise of our board of directors’ powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Israel Companies Law and our Articles of Association require that notice of any annual general meeting or extraordinary general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Under the Israel Companies Law and under our Articles of Association, our shareholders are not permitted to take action via written consent in lieu of a meeting.

Access to Corporate Records

Under the Israel Companies Law, shareholders generally have the right to review: minutes of our general meetings; our shareholders register and principal shareholders register; our Articles of Association; our annual financial statements; and any document that we are required by law to file publicly with the Israel Companies Registrar or the Israel Securities Authority. In addition, shareholders may request to be provided with any document related to an action or transaction with a related party that requires shareholder approval under the related party transaction provisions of the Israel Companies Law. We may deny a request to review a document if we believe it has not been made in good faith, that the document contains a trade secret or patent or that the document’s disclosure may otherwise impair our interests.

Acquisitions Under Israeli Law

Full Tender Offer. A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital (or of a class thereof) is required by the Israel Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class). If as a result of a full tender offer the purchaser would own more than 95% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the purchaser offered to purchase will be transferred to the acquirer by operation of law. The law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of a full tender offer, provided that the purchaser is entitled to stipulate that tendering shareholders forfeit their appraisal rights. If as a result of a full tender offer the purchaser would own 95% or less of the issued and outstanding share capital of the company or of the applicable class, the purchaser may not acquire shares that will cause its shareholding to exceed 90% of the issued and outstanding share capital of the company or of the applicable class.

Special Tender Offer. The Israel Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company, unless there is already another holder of at least 25% of the voting rights in the company. Similarly, the Israel Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, subject to certain exceptions.

A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, controlling shareholders, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger. The Israel Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Israel Companies Law are met, by a majority vote of each party’s shares, and, in the case of the target company, a majority vote of each class of its shares, voted on the proposed merger at a shareholders meeting.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders.

If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders of the company.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging entities, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be consummated unless at least 50 days have passed from the date on which a proposal for approval of the merger was filed by each party with the Israeli Companies Registrar and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Anti-takeover Measures Under Israeli Law

The Israel Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. Upon the closing of our IPO, our Articles of Association were amended to provide that no preferred shares are authorized. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our Articles of Association, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Israel Companies Law as described above in “—Voting Rights.”

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (800) 937-5449.

MARKET INFORMATION AND DIVIDEND POLICY

Our ordinary shares began trading publicly on the Nasdaq Global Market on September 12, 2014 and were transferred for listing on the Nasdaq Capital Market effective May 25, 2017. Prior to the initial listing in September 2014, there was no public market for our ordinary shares. Our ordinary shares trade under the trading symbol “RWLK.” The last reported sales price of our ordinary shares as reported by the Nasdaq Capital Market on July 13, 2020 was $1.24 per share.

No dividends have been declared or paid on our ordinary shares. We do not anticipate paying any cash dividends on any of our ordinary shares in the foreseeable future. We currently intend to retain any earnings to finance the development and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then-existing conditions, including our earnings, capital requirements, results of operations, financial condition, business prospects and other factors that our board of directors considers relevant. Further, the loan agreement between the Company and Kreos V, dated November 20, 2018 contains provisions that limit our ability to pay dividends on our ordinary shares.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of July 6, 2020, there were 19,138,963 ordinary shares outstanding, excluding ordinary shares issuable in connection with the exercise of outstanding warrants or outstanding options or upon the vesting of RSUs. The voting rights of all shareholders are the same.

The following table sets forth certain information as of July 6, 2020, concerning the number of ordinary shares beneficially owned, directly or indirectly, by:

(1) each person, or group of affiliated persons, known to us to beneficially own more than 5% of our outstanding ordinary shares;

(2) each of our directors;

(3) each of our Named Executive Officers (as defined in “Executive and Director Compensation—Summary Compensation Table” in our Definitive Proxy Statement on Schedule 14A filed with the SEC on May 12, 2020, which forms part of our 2019 Form 10-K); and

(4) all of our directors and executive officers serving as of July 6, 2020, as a group.

As of July 6, 2020, there were 26 holders of record of our ordinary shares, including Cede & Co., the nominee of the Depositary Trust Company. The actual number of beneficial holders of ordinary shares is greater than this number of record holders, because it includes beneficial owners whose shares are held in street name by brokers and other nominees.

Beneficial ownership is determined in accordance with the rules of the SEC based on voting and investment power with respect to such shares. Shares subject to options or warrants that are currently exercisable or exercisable within 60 days of July 6, 2020 (subject, in the case of warrants, to beneficial ownership limitations of 4.99% or 9.99%), and shares subject to RSUs that were vested as of or will vest within 60 days of July 6, 2020, are deemed to be outstanding and to be beneficially owned by the person holding such options, RSUs or warrants for the purpose of computing the percentage ownership of such person. However, such shares are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.

Under the terms of the terms of certain outstanding warrants, a holder may not exercise the warrants to the extent that such shareholder, together with its affiliates, would beneficially own, after such exercise, more than 4.99% or 9.99% of the ordinary shares then outstanding, as applicable (subject to the right of the shareholder with a 4.99% ownership limitation to increase or decrease such beneficial ownership limitation upon notice to us, provided that such limitation cannot exceed 9.99%), and provided that any increase in the beneficial ownership limitation shall not be effective until 61 days after such notice is delivered. Consistent with beneficial ownership reporting principles under Section 13(d) of the Exchange Act, the below table only shows ordinary shares underlying warrants that are deemed to be beneficially owned, assuming compliance with these ownership limitations. This is in contrast with the table under “Selling Shareholders,” which discloses these beneficial ownership limitations but otherwise shows as owned all shares held by selling shareholders regardless of compliance with these beneficial ownership limitations.

All information with respect to the beneficial ownership of shareholders below has been furnished by such shareholder or is based on our filings with the SEC and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the ordinary shares shown as beneficially owned, subject to community property laws, where applicable. The ordinary shares beneficially owned by our directors and officers may include shares owned by their respective family members, as to which such directors and officers disclaim beneficial ownership. Unless otherwise noted below, each shareholder’s address is c/o ReWalk Robotics Ltd., 3 Hatnufa Street, Floor 6, Yokneam Ilit 2069203, Israel.

Name	Number of Shares	Percentage of Shares
5%-or-More Beneficial Owners:
Intracoastal Capital, LLC(1)	2,035,100	9.99%
CVI Investments, Inc.(2)	1,150,953	6.0%
Named Executive Officers and Directors:
Larry Jasinski(3)	32,874	*
Jeff Dykan(4) (5)	62,685	*
Yohanan Engelhardt(6)	5,749	*
Wayne B. Weisman(4) (7)	66,313	*
Aryeh (Arik) Dan(8)	6,309	*
Yasushi Ichiki(8)	6,309	*
Dr. John William Poduska(9)	6,811	*
Ofir Koren(10)	5,422	*
Ori Gon(11)	6,444	*
All directors and executive officers as a group (9 persons)(12)	138,913	* %

*	Ownership of less than 1%.
(1)
Intracoastal LLC (“Intracoastal”) holds directly (i) 823,046 ordinary shares and (ii) currently exercisable warrants to purchase up to an aggregate of 1,318,242 ordinary shares, including July 2020 Warrants to purchase up to 411,523 ordinary shares (containing a 9.99% beneficial ownership limitation), February 2020 Institutional Warrants to purchase up to 600,000 ordinary shares (containing a 9.99% beneficial ownership limitation), November 2016 Oppenheimer Warrants to purchase up to 3,900 ordinary shares (containing a 4.99% beneficial ownership limitation), April 2019 Institutional Warrants to purchase up to 136,152 ordinary shares (containing a 4.99% beneficial ownership limitation) and June 2019 Institutional Warrants to purchase up to 166,667 ordinary shares (containing a 4.99% beneficial ownership limitation). As a result, Intracoastal is only deemed to beneficially own for purposes of this table 2,035,100 ordinary shares, or 9.99% of our total outstanding ordinary shares, which includes 823,046 ordinary shares held outright and 1,212,054 ordinary shares underlying exercisable warrants. For more information regarding these ownership limitations, see “Selling Shareholders.”

     Mitchell P. Kopin and Daniel B. Asher, each of whom are managers of Intracoastal , have shared voting control and investment discretion over the securities held by Intracoastal. As a result, each of Mr. Kopin and Mr. Asher may be deemed to have beneficial ownership over such ordinary shares of Intracoastal. The principal business address of Intracoastal is 245 Palm Trail, Delray Beach, FL 33482.
(2)
CVI Investments, Inc. (“CVI”) holds directly (i) 1,150,953 ordinary shares and (ii) ordinary shares underlying currently exercisable warrants to purchase up to an aggregate of 648,097 ordinary shares, including July 2020 Warrants to purchase up to 640,147 ordinary shares (containing a 4.99% beneficial ownership limitation) and November 2016 Oppenheimer Warrants to purchase up to 7,950 ordinary shares (containing a 4.99% beneficial ownership limitation). As a result, CVI is only deemed to beneficially own for purposes of this table the 1,150,953 ordinary shares held outright. For more information regarding these ownership limitations, see “Selling Shareholders.”

             Heights Capital Management, Inc., the authorized agent of CVI, has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the ordinary shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares. The principal business address of CVI is C/O Heights Capital Management, Inc. 101 California Street, Suite 3250 San Francisco, CA 94111.
(3)	Consists of 4,754 ordinary shares and exercisable options to purchase 28,120 ordinary shares.
(4)
Based on filings made with the SEC, consists of 40,707 ordinary shares beneficially owned by SCP Vitalife Partners II, L.P., or SCP Vitalife Partners II, a limited partnership organized in the Cayman Islands, 13,596 ordinary shares beneficially owned by SCP Vitalife Partners (Israel) II, L.P., or SCP Vitalife Partners Israel II, a limited partnership organized in Israel, 2,480 ordinary shares beneficially owned by Vitalife Partners (Overseas) L.P., or Vitalife Partners Overseas, 820 ordinary shares beneficially owned by Vitalife Partners (Israel) L.P., or Vitalife Partners Israel, 829 ordinary shares beneficially owned by Vitalife Partners (D.C.M) L.P., or Vitalife Partners DCM, and 1,571 ordinary shares currently held by the Israel Innovation Authority (formerly known as the Office of the Chief Scientist of the State of Israel), or the IIA, that Vitalife Partners Overseas, Vitalife Partners Israel and Vitalife Partners DCM have the right to acquire from IIA. SCP Vitalife II Associates, L.P., or SCP Vitalife Associates, a limited partnership organized in the Cayman Islands, is the general partner of the SCP Vitalife Partners II and SCP Vitalife Partners Israel II, and SCP Vitalife II GP, Ltd., or SCP Vitalife GP, organized in the Cayman Islands, is the general partner of SCP Vitalife Associates. As such, SCP Vitalife GP may be deemed to beneficially own the 54,303 ordinary shares beneficially owned by SCP Vitalife Partners II and SCP Vitalife Israel Partners II. Jeff Dykan and Wayne B. Weisman are the directors of SCP Vitalife GP and, as such, share voting and dispositive power over the shares held by the foregoing entities. As such, they may be deemed to beneficially own 60,003 ordinary shares, consisting of the 54,302 ordinary shares beneficially owned by SCP Vitalife GP, as well as the ordinary shares beneficially owned by each of Vitalife Partners Overseas, Vitalife Partners Israel and Vitalife Partners DCM and held by IIA. The principal business address of SCP Vitalife Partners II, SCP Vitalife Associates, SCP Vitalife GP, and Messrs. Churchill and Weisman is c/o SCP Vitalife Partners II, L.P., 1200 Liberty Ridge Drive, Suite 300, Wayne, Pennsylvania 19087. The principal business address of SCP Vitalife Partners Israel II, Vitalife Partners Israel, Vitalife Partners Overseas, Vitalife Partners DCM, Mr. Dykan and Dr. Ludomirski is c/o SCP Vitalife Partners (Israel) II, L.P., 32B Habarzel Street, Ramat Hachayal, Tel Aviv 69710, Israel.

(5)	Consists of 2,181 ordinary shares and exercisable options to purchase 501 ordinary shares.
(6)	Consists of 5,749 ordinary shares.
(7)	Consists of 5,809 ordinary shares and exercisable options to purchase 501 ordinary shares.
(8)	Consists of 5,808 ordinary shares and exercisable options to purchase 501 ordinary shares.
(9)	Consists of 5,809 ordinary shares and exercisable options to purchase 1,002 ordinary shares
(10)	Consists of 1,977 ordinary shares and exercisable options to purchase 3,445 ordinary shares.
(11)	Consists of 2,555 ordinary shares and exercisable options to purchase 3,889 ordinary shares.
(12)
Consists of (i) 100,453 ordinary shares directly or beneficially owned by our directors and executive officers; and (ii) 38,460 ordinary shares constituting the cumulative aggregate number of options granted to the executive officers and directors.

MATERIAL TAX CONSIDERATIONS

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli Tax Considerations

The following is a discussion of the material Israeli tax consequences concerning the ownership and disposition of our securities. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Because parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli tax so long as the securities were not held through a permanent establishment that the non-resident maintains in Israel. A partial exemption may be available for non-Israeli resident holders who acquired their securities prior to the issuer’s initial public offering.

However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the securities are deemed to be a business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the disposition of shares by a shareholder who (i) is a U.S. resident (for purposes of the treaty), (ii) holds the shares as a capital asset, and (iii) is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax. Such exemption will not apply if: (i) the capital gain arising from the disposition can be attributed to a permanent establishment in Israel; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (iii) such U.S. resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In such case, the sale, exchange or disposition of our ordinary shares should be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, the taxpayer would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to U.S. state or local taxes.

In some instances where our holders may be liable for Israeli tax on the sale of their securities, the payment of the consideration may be subject to the withholding of Israeli tax at source.

If the above exemptions from capital gains tax are not available, individuals will be subject to a 25% tax rate on capital gains derived from the sale of securities, as long as the individual is not a “substantial shareholder” of the corporation issuing the shares (in which case the individual will be subject to a 30% tax rate), and corporations will be subject to a 23% corporate tax rate for 2020 and thereafter. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or instruct someone who holds any of the aforesaid rights how to act, regardless of the source of such right (which source may include shares and rights to shares such as warrants).. The determination of whether the individual is a substantial shareholder will be made on the date on which the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months preceding the date of sale he or she was a substantial shareholder.

As of January 1, 2020, holders that are individuals with taxable income exceeding NIS 651,600 in a tax year (linked to the Israeli consumer price index each year) will be subject to an additional tax, referred to as High Income Tax, at the rate of 3% on their taxable income for such tax year which is in excess of such threshold. For this purpose, taxable income will also include taxable capital gains from the sale of our securities and taxable income from dividend distributions.

If the above exemptions from capital gains tax are not available, corporations will be subject to the corporate tax rate (23% for 2020 and thereafter) on capital gains derived from the sale of securities.

Exercise of Warrants

Purchasers will generally not recognize gain or loss for Israeli tax purposes on the exercise of a warrant and related receipt of an ordinary share, unless cash is received in lieu of the issuance of a fractional ordinary share. A purchaser’s initial tax basis in such ordinary share received on the exercise of a warrant should be equal to the sum of (i) the purchaser’s tax basis in such warrant (that is, an amount equal to the purchase price of the warrant) plus (ii) the exercise price paid by the purchaser upon the exercise of the warrant. Also, for tax purposes, the date of purchase of such ordinary share will be considered to be the date of purchase of the warrants (excluding the portion of tax basis in the ordinary share attributed to the exercise price of the warrant (as described above) for which the relevant date of purchase will be the date of exercise of the warrant).

The Israeli income tax treatment of a cashless exercise of warrants into ordinary shares is unclear, and the tax consequences of a cashless exercise could differ from the consequences upon the exercise of a warrant described in the preceding paragraph.

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Dividends paid on publicly traded shares, like our ordinary shares, to non-Israeli residents are generally subject to Israeli withholding tax at a rate of 25%, unless a lower rate is provided under an applicable tax treaty and a certificate from the Israeli Tax Authority allowing for a reduced withholding tax rate is obtained in advance. Under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. The United States Israel Tax Treaty provides for reduced tax rates on dividends if (a) the shareholder is a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year that precedes the date of payment of the dividend and held such minimal percentage during the whole of its prior tax year, and (b) not more than 25% of the Israeli company’s gross income consists of interest or dividends, other than dividends or interest received from subsidiary corporations or corporations 50% or more of the outstanding voting shares of which is owned by the Israeli company. The reduced treaty rate, if applicable, is 15% in the case of dividends paid from income derived from a Beneficiary or Preferred Enterprise (certain Israeli tax-benefit programs that may apply to us) or 12.5% otherwise. We cannot assure you that in the event we declare a dividend we will designate the income out of which the dividend is paid in a manner that will reduce shareholders’ tax liability.

If the dividend is attributable partly to income derived from a Beneficiary or Preferred Enterprise and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

Israel Innovation Authority

We have received grants from the Israel Innovation Authority, or the IIA, for research and development programs in the aggregate amount of approximately $2.0 million as of June 30, 2020. We may in the future apply to receive additional grants from the IIA to support our research and development activities. With respect to such grants we are committed to pay royalties at a rate of 3.0% on sales proceeds up to the total amount of grants received, linked to the dollar and bearing interest at an annual rate of LIBOR applicable to dollar deposits. As of June 30, 2020, the amount of royalties that we paid to the IIA was $88,687 and the remaining aggregate amount to be returned to the IIA through royalties on future sales was about $1.6 million. If we transfer our manufacturing outside of Israel the rate of royalties and the aggregate amount to be repaid can be increased significantly. Even after payment in full of these amounts, we will still be required to comply with the requirements of the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 5744-1984, or the R&D Law, and related regulations and IIA guidelines, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the R&D Law restrict the transfer of such know-how to third parties or outside of Israel, and of the manufacturing or manufacturing rights of such products, technologies or know-how, without the prior approval of the IIA. Therefore, if aspects of our technology are deemed to have been developed with IIA funding, the discretionary approval of an IIA committee would be required for any transfer to third parties of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel or may not grant such approvals at all.

Furthermore, the consideration available to our shareholders in a future transaction involving the transfer outside of Israel of technology or know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

In addition to the above, we are required to notify the IIA of any change in our means of control (e.g. equity or the right to nominate board members) and if any non-Israeli entity becomes an interested party in us (e.g. (i) becomes a holder of 5% or more of our share capital or voting rights, (ii) is entitled to appoint one or more of our directors or our chief executive officer or (iii) serves as one of our directors or as our chief executive officer) or if an existing foreign interested party purchases or is issued any means of control in us, we will be required to have such foreign interested party to sign an undertaking to comply with the rules and regulations applicable to the grant programs of the IIA and the R&D Law.

U.S. Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of our ordinary shares by a U.S. Holder (as defined below). This description addresses only the U.S. federal income tax consequences to U.S. Holders that will hold such ordinary shares as capital assets. This description does not address tax considerations applicable to U.S. Holders that may be subject to special tax rules, including, without limitation:

●	banks, financial institutions or insurance companies;
●	real estate investment trusts, regulated investment companies or grantor trusts;
●	brokers, dealers or traders in securities, commodities or currencies;
●	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;
●	certain former citizens or long-term residents of the United States;
●	persons that received our shares as compensation for the performance of services;
●	persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;
●	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;
●	S corporations;
●	holders that acquire ordinary shares as a result of holding or owning our preferred shares;
●	holders whose “functional currency” is not the U.S. Dollar;
●	persons subject to special tax accounting rules as a result of any item of gross income with respect to the common stock being taken into account in an applicable financial statement; or
●	holders that own directly, indirectly or through attribution 10.0% or more of the voting power or value of our shares.

Moreover, this description does not address the U.S. federal estate, gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of the acquisition, ownership and disposition of our ordinary shares.
This description is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. Holders should consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of our ordinary shares in their particular circumstances.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for United States federal income tax purposes, is:

●	An individual holder that is a citizen or resident of the United States;
●
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
●
a trust if such trust has validly elected to be treated as a United States person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the particular U.S. federal income tax consequences of acquiring, owning and disposing of our ordinary shares in its particular circumstance.

You should consult your tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares.

Distributions

As noted above, we do not anticipate paying any cash dividends in the foreseeable future.  Nevertheless, subject to the discussion below under “Passive Foreign Investment Company Considerations,” the gross amount of any distribution made to you with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders, generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Subject to applicable limitations (and assuming that we are not a passive foreign investment company for our taxable year in which the dividend is paid or the preceding taxable year), dividends paid to certain non-corporate U.S. Holders may qualify for the preferential rates of taxation with respect to dividends on ordinary shares if certain requirements, including stock holding period requirements, are satisfied by the recipient and either we are eligible for the benefits of the United States-Israel Tax Treaty or our ordinary shares are readily tradable on an established market in the United States. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a return of your adjusted tax basis in our ordinary shares to the extent thereof and thereafter as either long-term or short-term capital gain depending upon whether your holding period for our ordinary shares exceeds one year as of the time such distribution is received.  However, we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that the entire amount of any distribution generally will be reported as dividend income to you.

Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your U.S. federal income tax liability. Dividends paid to you with respect to our ordinary shares will generally be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. However, for periods in which we are a “United States-owned foreign corporation,” a portion of dividends paid by us may be treated as U.S. source solely for purposes of the foreign tax credit. We will be treated as a United States-owned foreign corporation if 50% or more of the total value or total voting power of our stock is owned, directly, indirectly or by attribution, by United States persons. To the extent any portion of our dividends is treated as U.S. source income pursuant to this rule, the ability of a U.S. Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited. In addition, a corporate U.S. Holder that owns 10% or more of our ordinary shares (actually or constructively) may not be able to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends. You should consult your tax advisor about the impact of, and any exception available to, the special sourcing rule described in this paragraph, and the desirability of making, and the method of making, any applicable elections relating to this rule.

The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” you generally will recognize gain or loss on the sale, exchange or other taxable disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other taxable disposition and your adjusted tax basis in such shares (taking into account the rules discussed above). Any such gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period in the ordinary shares is more than one year at the time of the taxable disposition. Long-term capital gains recognized by certain non-corporate U.S. Holder may be eligible for preferential rates of taxation. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any recognized gain or loss of a U.S. Holder generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations

If we were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either:

●	at least 75% of its gross income is “passive income”; or
●
at least 50% of the average quarterly value of its total gross assets (which may be measured in part by the market value of our ordinary shares, which is subject to change as discussed below) is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets from time to time. The 50% passive asset test described above is generally based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of our ordinary shares, which may be volatile. If we are characterized as a “controlled foreign corporation,” or a “CFC” under Section 957(a) of the Code and not considered publicly traded throughout the relevant taxable year, however, the passive asset test may be applied based on the adjusted tax bases of our assets instead of the fair market value of each asset (as described above). Under proposed Treasury Regulations, however, if we are treated as publicly traded for a majority of the relevant taxable year, our assets would generally be required to be measured at their fair market value, even if we are a CFC.

The proposed Treasury Regulations have not yet been adopted as final Treasury Regulations. Until such time as they are adopted as final Treasury Regulations, taxpayers may choose whether or not to apply them, provided (if they choose to apply them) they apply them consistently and in their entirety. The remainder of this discussion ignores the potential application of the proposed Treasury Regulations to the determination of whether we are a PFIC.

Based on our gross income and assets and the nature of our business, we believe that we may have been a PFIC for the taxable year ended December 31, 2019. This determination, however, is subject to uncertainty. In addition, there is a significant risk that we may be a PFIC for future taxable years, unless the market price of our ordinary shares increases or we reduce the amount of cash and other passive assets we hold relative to the amount of non-passive assets we hold. Accordingly, no assurances can be made regarding our PFIC status in one or more subsequent years, and our U.S. counsel expresses no opinion with respect to our PFIC status in the taxable year ended December 31, 2019, and also expresses no opinion with respect to our predictions or past determinations regarding our PFIC status in the past or in the future.

Under certain attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of our PFIC subsidiaries, such subsidiaries referred to as “lower-tier PFICs,” and will be subject to U.S. federal income tax in the manner discussed below on (1) a distribution to us on the shares of a “lower-tier PFIC” and (2) a disposition by us of shares of a “lower-tier PFIC,” both as if the holder directly held the shares of such “lower-tier PFIC.”

If an entity is treated as a PFIC for any taxable year during which a U.S. Holder holds (or, as discussed in the previous paragraph, is deemed to hold) its ordinary shares, such holder will be subject to adverse U.S. federal income tax rules. In general, if a U.S. Holder disposes of shares of a PFIC (including an indirect disposition or a constructive disposition of shares of a “lower-tier PFIC”), gain recognized or deemed recognized by such holder would be allocated ratably over such holder’s holding period for the shares. The amounts allocated to the taxable year of disposition and to years before the entity became a PFIC, if any, would be treated as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for such taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to such allocated amounts. Further, any distribution in respect of shares of a PFIC (or a distribution by a lower-tier PFIC to its shareholders that is deemed to be received by a U.S. Holder) in excess of 125% of the average of the annual distributions on such shares received or deemed to be received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the manner described above. In addition, dividend distributions made to you will not qualify for the preferential rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

If we are a PFIC for any year during which a U.S. Holder holds our ordinary shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the ordinary shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the ordinary shares. If such election is made, the U.S. Holder will be deemed to have sold the ordinary shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described above. After the deemed sale election, the U.S. Holder’s ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC, unless we subsequently again become a PFIC.

Where a company that is a PFIC meets certain reporting requirements, a U.S. Holder can avoid certain adverse PFIC consequences described above by making a “qualified electing fund,” or QEF, election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains. However, we do not intend to comply with the necessary accounting and record keeping requirements that would allow a U.S. Holder to make a QEF election with respect to us.

If we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange,” a U.S. Holder may make a mark-to-market election with respect to our ordinary shares (but not the shares of any lower-tier PFICs), which may help to mitigate the adverse tax consequences resulting from our PFIC status (but not that of any lower-tier PFICs). Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement are disregarded). The Nasdaq Capital Market is a qualified exchange for this purpose and, consequently, if the ordinary shares are regularly traded, the mark-to-market election will be available to a U.S. Holder; however, there can be no assurance that trading volumes will be sufficient to permit a mark-to-market election. In addition, because a mark-to-market election with respect to us does not apply to any equity interests in “lower-tier PFICs” that we own, a U.S. Holder generally will continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as equity interests in a PFIC for U.S. federal income tax purposes.

If a U.S. Holder makes the mark-to-market election, for each year in which we are a PFIC, the holder will generally include as ordinary income the excess, if any, of the fair market value of ordinary shares at the end of the taxable year over their adjusted tax basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of our ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in our ordinary shares will be adjusted to reflect any such income or loss amounts. Any gain recognized on a sale or other disposition of our ordinary shares will be treated as ordinary income. Any losses recognized on a sale or other disposition of our ordinary shares will be treated as ordinary loss to the extent of any net mark-to-market gains for prior years. U.S. Holders should consult their tax advisors regarding the availability and consequences of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to our ordinary shares if we have “lower-tier PFICs” for which such election is not available. Once made, the mark-to-market election cannot be revoked without the consent of the IRS unless our ordinary shares cease to be “regularly traded.”

If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U.S. Holder’s federal income tax return for that year. A failure to file such form may result in penalties and may suspend the running of the statute of limitations on the tax return. If our company were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of these rules on the purchase, ownership and disposition of our ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to the ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of the ordinary shares.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

United States backup withholding tax and information reporting requirements may apply to certain payments to certain holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the United States, or by a United States payor or United States middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a United States payor or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s U.S. federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting

Certain U.S. Holders are required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares in your particular situation.

SELLING SHAREHOLDERS

This prospectus covers an aggregate of up to 2,765,436 ordinary shares that may be sold or otherwise disposed of by the selling shareholders pursuant to the exercise of the July 2020 Warrants. When we refer to the “selling shareholders” in this prospectus, we mean the persons and entities listed in the table below, and their respective transferees, donees, pledgees, assignees and successors-in-interest who later come to hold any of the selling shareholders’ interests in ordinary shares other than through a public sale.

The following table sets forth certain information with respect to each selling shareholder, including (i) the ordinary shares beneficially owned by and other securities held by the selling shareholder prior to this offering, (ii) the maximum number of ordinary shares underlying the July 2020 Warrants being offered by the selling shareholder pursuant to this prospectus and (iii) the selling shareholder’s beneficial ownership after completion of this offering, assuming that all of the July 2020 Warrants are exercised and the underlying shares then sold. The table shows ownership by the selling shareholders of ordinary shares underlying the July 2020 Warrants, as well as ordinary shares held outright and ordinary shares underlying other warrants previously issued to such shareholders. For more information on these other warrants (the “Other Outstanding Warrants”), the issuance and/or resale of which were registered on other SEC registration statements filed by us, see “Summary—The Offering—Ordinary Shares Outstanding and Other Outstanding Warrants.” This prospectus is limited to the resale of ordinary shares underlying the July 2020 Warrants, and any additional ordinary shares held outright or underlying Other Outstanding Warrants are not being registered for resale under the registration statement to which this prospectus relates. As such, the table assumes only that the selling shareholders will sell the ordinary shares underlying the July 2020 Warrants and does not assume sale of other ordinary shares, whether held outright or underlying Other Outstanding Warrants.

The table is based on information supplied to us by the selling shareholders, with beneficial ownership (voting and/or dispositive power) and percentage ownership determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a selling shareholder and the percentage ownership of that selling shareholder, ordinary shares subject to any warrants held by that selling shareholder that are exercisable as of or within 60 days after July 6, 2020 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The percentage of beneficial ownership before this offering and other information in this table is based on 19,138,963 shares outstanding as of July 6, 2020 and the percentage of beneficial ownership after this offering and other information in this table is based on 21,904,399 shares as of July 6, 2020, assuming the resale of all ordinary shares (received upon exercise of the July 2020 Warrants) covered by this prospectus and assuming no exercise of any other warrants issued by the Company.

Under the terms of the July 2020 Warrants, a selling shareholder may not exercise the warrants to the extent that such selling shareholder, together with its affiliates, would beneficially own, after such exercise, more than 4.99% or 9.99% of the ordinary shares then outstanding, as applicable (subject to the right of the selling shareholder with a 4.99% ownership limitation to increase or decrease such beneficial ownership limitation upon notice to us, provided that such limitation cannot exceed 9.99%), and provided that any increase in the beneficial ownership limitation shall not be effective until 61 days after such notice is delivered. Substantially similar beneficial ownership limitations of 4.99% or 9.99% are found in the Other Outstanding Warrants held by certain selling shareholders. Data in the column “Number of Shares Beneficially Owned Prior to the Offering” does not reflect beneficial ownership limitations and includes ordinary shares underlying all warrants (whether or not registered hereby), irrespective of such limitations on exercise. Data in the column “Maximum Number Offered by Selling Shareholder” reflects ownership of, and data in the column “Number of Shares Beneficially Owned After the Offering” reflects sale of, only the ordinary shares underlying the July 2020 Warrants as registered hereby, irrespective of such limitations on exercise. The selling shareholders may need to dispose of ordinary shares held outright in order to decrease their ownership percentage and exercise the July 2020 Warrants prior to resale of the ordinary shares, and the table below does not make assumptions about the size or timing of any such dispositions.

The registration of these ordinary shares does not mean that the selling shareholders will sell or otherwise dispose of all or any of those securities. The selling shareholders may sell or otherwise dispose of all, a portion or none of such shares from time to time. We do not know the number of shares, if any, that will be offered for sale or other disposition by any of the selling shareholders under this prospectus. Furthermore, the selling shareholders may sell, transfer or dispose of the July 2020 Warrants or the ordinary shares covered hereby in transactions exempt from the registration requirements of the Securities Act since the filing date of this prospectus. For more information, see “Plan of Distribution” below.

Certain of the selling shareholders are representatives of H.C. Wainwright. We and/or our affiliates have from to time to time in the past engaged and may in the future engage in investment banking and other commercial dealings in the ordinary course of business with H.C. Wainwright or its affiliates, for which they have received or may receive customary fees and expenses. H.C. Wainwright acted as lead book-running manager of our underwritten follow-on public offering in November 2018 of units consisting of ordinary shares and common warrants and pre-funded units consisting common warrants and pre-funded warrants, as placement agent in our best-efforts follow-on public offering of ordinary shares in February 2019, as placement agent in our registered direct offerings of ordinary shares and concurrent private placement of warrants in April 2019, June 2019 and July 2020, as placement agent in our June 2019 and July 2020 private placement of warrants and as placement agent in our best-efforts public offering of units in February 2020. Otherwise, except as noted below, none of the selling shareholders to our knowledge has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

Selling Shareholders	Number of Shares Beneficially Owned Prior to the Offering(12)		Percent(13)	Maximum Number Offered by Selling Shareholder(14)	Number of Shares Beneficially Owned After Completion of Offering(15)	Percent(16)
Anson East Master Fund LP	479,154	(1)	2.5%	160,036	319,118	1.5%
Anson Investments Master Fund LP	2,365,020	(2)	4.99%	480,111	1,884,909	4.99%
Armistice Capital Master Fund, Ltd.	3,206,813	(3)	4.99%	640,147	2,566,666	4.99%
CVI Investments, Inc.	1,799,050	(4)	6.0%	640,147	1,158,903	5.3%
Intracoastal Capital, LLC	2,141,288	(5)	9.99%	411,523	1,729,765	7.6%
Iroquois Capital Investment Group LLC	102,881	(6)	*	34,294	68,587	*
Iroquois Master Fund Ltd	308,645	(7)	1.6%	102,882	205,764	*
Noam Rubenstein	297,618	(8)	1.5%	93,334	204,284	*
Craig Schwabe	21,340	(9)	*	10,000	11,340	*
Michael Vasinkevich	607,037	(10)	3.1%	190,000	417,037	1.9%
Charles Worthman	9,448	(11)	*	2,963	6,485	*

* Less than 1%

(1)
Holds (i) 319,118 ordinary shares and (ii) ordinary shares underlying currently exercisable warrants to purchase up to an aggregate of 160,036 ordinary shares underlying the July 2020 Warrants. Anson Advisors Inc. and Anson Funds Management LP, the co-investment advisers of Anson East Master Fund LP (“Anson East”), hold voting and dispositive power over the ordinary shares held by Anson East. Bruce Winson is the managing member of Anson Management GP LLC, which is the general partner of Anson Funds Management LP. Moez Kassam and Amin Nathoo are directors of Anson Advisors Inc. Mr. Winson, Mr. Kassam and Mr. Nathoo each disclaim beneficial ownership of all ordinary shares, except to the extent of their pecuniary interest therein. The principal business address of Anson East is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

(2)
Holds (i) 887,507 ordinary shares and (ii) ordinary shares underlying currently exercisable warrants to purchase up to an aggregate of 1,477,513 ordinary shares, including 480,111 ordinary shares underlying the July 2020 Warrants, with the remaining ordinary shares underlying the November 2016 Oppenheimer Warrants, April 2019 Institutional Warrants, June 2019 Institutional Warrants and February 2020 Common Warrants. Anson Advisors Inc. and Anson Funds Management LP, the co-investment advisers of Anson Investments Master Fund LP (“Anson”), hold voting and dispositive power over the ordinary shares held by Anson. Bruce Winson is the managing member of Anson Management GP LLC, which is the general partner of Anson Funds Management LP. Moez Kassam and Amin Nathoo are directors of Anson Advisors Inc. Mr. Winson, Mr. Kassam and Mr. Nathoo each disclaim beneficial ownership of all ordinary shares, except to the extent of their pecuniary interest therein. The principal business address of Anson is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

(3)
Holds ordinary shares underlying currently exercisable warrants to purchase up to an aggregate of 3,206,813 ordinary shares, including 640,147 ordinary shares underlying the July 2020 Warrants, with the remaining ordinary shares underlying the June 2019 Institutional Warrants and February 2020 Common Warrants. Armistice Capital, LLC, the investment manager of Armistice Capital Master Fund Ltd. (“Armistice”), and Steven Boyd, the managing member of Armistice Capital, LLC, hold shared voting and dispositive power over the shares held by Armistice. Each of Armistice Capital, LLC and Steven Boyd disclaims beneficial ownership of the securities listed except to the extent of their pecuniary interest therein. The principal business address of Armistice is c/o Armistice Capital, LLC 510 Madison Avenue, 7th Floor New York, NY 10022.

(4)
Holds (i) 1,150,953 ordinary shares and (ii) ordinary shares underlying currently exercisable warrants to purchase up to an aggregate of 648,097 ordinary shares, including the 640,147 ordinary shares underlying the July 2020 Warrants, with the remaining underlying the November 2016 Oppenheimer Warrants. Heights Capital Management, Inc., the authorized agent of CVI has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares. The principal business address of CVI is c/o Heights Capital Management, Inc. 101 California Street, Suite 3250 San Francisco, CA 94111.

(5)
Holds (i) 823,046 ordinary shares and (ii) ordinary shares underlying currently exercisable warrants to purchase up to an aggregate of 1,318,242 ordinary shares, including 411,523 ordinary shares underlying the July 2020 Warrants, with the remaining ordinary shares underlying the February 2020 Institutional Warrants, the November 2016 Oppenheimer Warrants, April 2019 Institutional Warrants and June 2019 Institutional Warrants. Mitchell P. Kopin and Daniel B. Asher, each of whom are managers of Intracoastal, have shared voting control and investment discretion over the securities held by Intracoastal. As a result, each of Mr. Kopin and Mr. Asher may be deemed to have beneficial ownership over such shares of Intracoastal. The principal business address of Intracoastal is 245 Palm Trail, Delray Beach, FL 33482.

(6)
Holds (i) 65,587 ordinary shares and (ii) ordinary shares underlying currently exercisable warrants to purchase up to an aggregate of 34,294 ordinary shares underlying the July 2020 Warrants. Richard Abbe is the managing member of Iroquois Capital Investment Group LLC. Mr. Abbe has voting control and investment discretion over securities held by Iroquois Capital Investment Group LLC. As such, Mr. Abbe may be deemed to be the beneficial owner of the securities held by Iroquois Capital Investment Group LLC. The principal business address of Iroquois Capital Management LLC is 125 Park Avenue, 25th Floor, New York, New York 10017.

(7)
Holds (i) 205,763 ordinary shares and (ii) ordinary shares underlying currently exercisable warrants to purchase up to an aggregate of 102,882 ordinary shares underlying the July 2020 Warrants. Iroquois Capital Management LLC is the investment manager of Iroquois Master Fund, Ltd. Iroquois Capital Management, LLC has voting control and investment discretion over securities held by Iroquois Master Fund. As Managing Members of Iroquois Capital Management, LLC, Richard Abbe and Kimberly Page make voting and investment decisions on behalf of Iroquois Capital Management, LLC in its capacity as investment manager to Iroquois Master Fund Ltd. As a result of the foregoing, Mr. Abbe and Mrs. Page may be deemed to have beneficial ownership of the securities held by Iroquois Capital Management and Iroquois Master Fund. The principal business address of Iroquois Master Fund, Ltd. is 125 Park Avenue, 25th Floor, New York, New York 10017.

(8)
Holds November 2018 HCW Warrants to purchase 25,208 ordinary shares, February 2019 HCW Warrants to purchase 14,364 ordinary shares, April 2019 HCW Warrants to purchase 15,440 ordinary shares, June 5, 2019 HCW Warrants to purchase 27,682 ordinary shares, June 12, 2019 HCW Warrants to purchase 15,750 ordinary shares, February 2020 HCW Warrants to purchase 105,840 ordinary shares and July 2020 HCW Warrants to purchase 99,334 ordinary shares issued to the selling shareholder as a representative of H.C. Wainwright. The business address is c/o H.C. Wainwright & Co., LLC, 430 Park Avenue, 4th Floor, New York, New York 10022.

(9)
Holds February 2020 HCW Warrants to purchase 11,340 ordinary shares and July 2020 HCW Warrants to purchase 10,000 ordinary shares issued to the selling shareholder as a representative of H.C. Wainwright. The business address is c/o H.C. Wainwright & Co., LLC, 430 Park Avenue, 4th Floor, New York, New York 10022.

(10)
Holds November 2018 HCW Warrants to purchase 51,617 ordinary shares, February 2019 HCW Warrants to purchase 29,412 ordinary shares, April 2019 HCW Warrants to purchase 31,615 ordinary shares, June 5, 2019 HCW Warrants to purchase 56,683 ordinary shares, June 12, 2019 HCW Warrants to purchase 32,250 ordinary shares, February 2020 HCW Warrants to purchase 215,460 ordinary shares and July 2020 HCW Warrants to purchase 190,000 ordinary shares issued to the selling shareholder as a representative of H.C. Wainwright. The business address is c/o H.C. Wainwright & Co., LLC, 430 Park Avenue, 4th Floor, New York, New York 10022.

(11)
Holds November 2018 HCW Warrants to purchase 800 ordinary shares, February 2019 HCW Warrants to purchase 456 ordinary shares, April 2019 HCW Warrants to purchase 490 ordinary shares, June 5, 2019 HCW Warrants to purchase 879 ordinary shares, June 12, 2019 HCW Warrants to purchase 500 ordinary shares, February 2020 HCW Warrants to purchase 3,360 ordinary shares and July 2020 HCW Warrants to purchase 2,963 ordinary shares issued to the selling shareholder as a representative of H.C. Wainwright. The business address is c/o H.C. Wainwright & Co., LLC, 430 Park Avenue, 4th Floor, New York, New York 10022.

(12)
Includes all ordinary shares held outright and ordinary shares underlying all warrants, whether or not registered hereby, and whether or not they may be exercised due to beneficial ownership limitations on exercise discussed in footnote 13 below.

(13)
Under the terms of the July 2020 Warrants, a selling shareholder may not exercise Warrants to the extent that such selling shareholder, together with its affiliates, would beneficially own, after such exercise, more than 4.99% or 9.99%, as applicable, of the ordinary shares then outstanding (subject to the right of a selling shareholder with a 4.99% ownership limitation to increase or decrease such beneficial ownership limitation upon notice to us, provided that such limitation cannot exceed 9.99%) and provided that any increase in the beneficial ownership limitation shall not be effective until 61 days after such notice is delivered. Substantially similar beneficial ownership limitations of 4.99% or 9.99% are found in Other Outstanding Warrants held by the selling shareholders.

(14)
Represents the maximum number of ordinary shares that may be offered based on the assumption that all of the outstanding July 2020 Warrants held by the selling shareholder will be exercised for cash, irrespective of limitations on exercise discussed in footnote 13 above.

(15)
Represents the number of ordinary shares that will be beneficially owned, irrespective of limitations on exercise discussed in footnote 13 above, by each selling shareholder after completion of this offering. Each number is based on the assumptions that (i) all of the ordinary shares registered for resale by the registration statement of which this prospectus is a part will be sold (following exercise of the July 2020 Warrants), (ii) no other ordinary shares will be sold (including ordinary shares held outright or underlying Other Outstanding Warrants owned as of July 6, 2020) or acquired by the selling shareholder before completion of this offering and (iii) no exercise or vesting of any other warrants or outstanding convertible securities issued by the Company.

(16)
Each applicable percentage ownership following the offering is based on 21,904,399 shares outstanding as of July 6, 2020, assuming the resale of all ordinary shares (received upon exercise of the July 2020 Warrants) covered by this prospectus.

PLAN OF DISTRIBUTION

The selling shareholders, including their transferees, donees, pledgees, assignees and successors-in-interest, may sell, transfer or otherwise dispose of any or all of the ordinary shares offered by this prospectus from time to time. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. These sales may be at fixed or negotiated prices. A selling shareholder may only use one or more of the following methods when selling the shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales, whether through a broker-dealer or itself;
•	transactions through broker-dealers that agree with the selling shareholders to sell a specified number of shares at a stipulated price per share;
•	through the writing or settlement of options, swaps or other hedging transactions, whether through an options exchange or otherwise;
•	sales in other ways not involving market makers or established trading markets, including direct sales to institutions or individual purchasers; or
•	a combination of any such methods of sale.
The selling shareholders may also determine to sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions, discounts or concessions from the selling shareholders or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser in amounts to be negotiated.

In connection with a sale of the shares or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the ordinary shares in the course of hedging the positions they assume. The selling shareholders may also sell our ordinary shares short and deliver these securities to close out short positions, or loan or pledge the ordinary shares to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions or concessions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Because the selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act.

To our knowledge, there are currently no plans, arrangements or understandings between the selling shareholders and any underwriter, broker-dealer or agent regarding the sale of the shares covered by this prospectus by such selling shareholders. If any selling shareholder notifies us that a material arrangement has been entered into with a broker-dealer or other agent for the sale of shares through a block trade or certain other methods, we may be required to file an amendment or supplement to this prospectus pursuant to applicable SEC rules promulgated under the Securities Act.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the ordinary shares underlying the July 2020 Warrants (registered for resale in this prospectus) may not simultaneously engage in market-making activities with respect to our ordinary shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of our ordinary shares by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed the selling shareholders of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

We will not receive any proceeds from the sale of the shares by the selling shareholders. Other than in connection with indemnification, we will bear only the costs, expenses and fees in connection with the registration of the shares (which do not include the fees and expenses of any selling shareholder counsel). The selling shareholders will also pay any commissions, discounts and transfer taxes attributable to the sales of the shares. We have agreed to indemnify the selling shareholders that hold the July 2020 Warrants against certain liabilities in connection with the offering of the ordinary shares underlying such warrants, including liabilities arising under the Securities Act. The selling shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS

Certain legal matters with respect to Israeli law and with respect to the validity of the offered ordinary shares under Israeli law will be passed upon for us by Goldfarb Seligman & Co., Tel Aviv, Israel. Certain legal matters with respect to the U.S. federal securities laws and New York law relating to the offering will be passed upon for us by White & Case LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2019 and 2018 and for each of the years in the three-year period ended December 31, 2019 incorporated by reference into this prospectus have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, as set forth in its report thereon and appearing therein (which report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern as described in Note 1e to the consolidated financial statements), and are included in reliance upon such report given on the authority of such firm as an expert in accounting and auditing. The offices of Kost, Forer Gabbay & Kasierer are located at 144 Menachem Begin Road, Tel Aviv, 6492102.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which is part of our registration statement on Form S-1, omits certain non-material information, exhibits, schedules and undertakings set forth in the registration statement. For further information about us and the securities offered by this prospectus, please refer to the registration statement.  You may access copies at the SEC’s website (www.sec.gov).

We are subject to the information reporting requirements of the Exchange Act applicable to U.S. domestic issuers and, as such, file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC’s website (www.sec.gov) also contains reports, proxy statements and other information regarding issuers, such as us, that file electronically with the SEC. We also maintain a website (www.rewalk.com), from which you can access such reports and other information free of charge as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the SEC. We are incorporating by reference in this prospectus the documents listed below and all amendments or supplements we may file to such documents after the effective date of the registration statement to which this prospectus relates and prior to the termination of the offering under this prospectus:

●
our Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on February 20, 2020 (including portions of our Definitive Proxy Statement on Schedule 14A filed with the SEC on May 12, 2020 that are specifically incorporated by reference therein);

●	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 filed with the SEC on May 28, 2020;
●	our current reports on Form 8-K filed with the SEC on February 10, 2020, March 6, 2020, March 19, 2020, March 27, 2020, April 9, 2020, May 5, 2020, May 11, 2020, June 18, 2020 and July 6, 2020; and
●
the description of our ordinary shares contained in Item 1 of the Registration Statement on Form 8-A (File No. 001-36612) filed with the SEC on September 2, 2014, as updated by Exhibit 4.2 to the 2019 Form 10-K (Description of the Company’s securities registered pursuant to Section 12 of the Exchange Act) and any other amendment or report filed for the purpose of updating that description.

In addition, we incorporate by reference into this prospectus any filings we make with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the effective date of the registration statement to which this prospectus relates and until the termination or completion of the offering hereunder (in each case, except for the information furnished under Item 2.02 or Item 7.01 in any current report on Form 8-K). Notwithstanding the foregoing, no information is incorporated by reference in this prospectus or any prospectus supplement hereto where such information under applicable forms and regulations of the SEC is not deemed to be “filed” under Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, unless we indicate in this prospectus or the report or filing containing such information that the information is to be considered “filed” under the Exchange Act or is to be incorporated by reference in this prospectus or any prospectus supplement hereto.

Certain statements in and portions of this prospectus update and replace information in the above-listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above-listed documents.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. It may be difficult to obtain service of process within the United States upon us, upon our directors and executive officers, a majority of whom reside outside of the United States, and upon those Israeli experts named in this prospectus who reside outside of the United States. Furthermore, because a majority of our assets and a majority of our directors and executive officers are located outside of the United States, any judgment obtained in the United States against us, certain of our directors and executive officers or the Israeli experts named herein may be difficult to collect within the United States.

We have been informed by our legal counsel in Israel, Goldfarb Seligman & Co., Tel Aviv, that it may be difficult to assert U.S. securities laws claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact which can be a time-consuming and costly process. Matters of procedure will also be governed by Israeli law.

We have irrevocably appointed our subsidiary, ReWalk Robotics Inc., which is incorporated in Delaware, as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of offerings or sales pursuant to this prospectus or any purchase or sale of securities in connection with this prospectus. Subject to specified time limitations and legal procedures, Israeli courts may enforce a non-appealable foreign judgment in a civil matter, provided that, among other things:

•
the judgment is obtained after due process before a court of competent jurisdiction, according to the laws of the foreign state in which the judgment is given and the rules of private international law currently prevailing in Israel;

•	the prevailing law of the foreign state in which the judgment is rendered allows for the enforcement of judgments of Israeli courts;
•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;
•	the judgment is not contrary to the public policy of Israel, and the enforcement of the civil liabilities set forth in the judgment is not likely to impair the security or sovereignty of Israel;
•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;
•	an action between the same parties in the same matter was not pending in any Israeli court at the time the lawsuit was instituted in the foreign court; and
•	the judgment is enforceable according to the laws of Israel and according to the law of the foreign state in which the relief was granted.
If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. Traditionally, in an action before an Israeli court to recover an amount in a non-Israeli currency, the Israeli court issues a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus a per-annum statutory rate of interest set on a quarterly basis by Israeli regulations. Judgment creditors must bear the risk of unfavorable exchange rates. The trend in recent years has increasingly been for Israeli courts to enforce a foreign judgment in the foreign currency specified in the judgment, in which case there are also applicable rules regarding the payment of interest.

ReWalk Robotics Ltd.

2,765,436 Ordinary Shares
Issuable upon Exercise of Outstanding Warrants
to Be Sold by Selling Shareholders

July 14, 2020